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                              August 5, 2022

       Mark Suchinski
       Chief Financial Officer
       Spirit AeroSystems Holdings, Inc.
       3801 South Oliver
       Wichita, Kansas 67210

                                                        Re: Spirit AeroSystems
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated July
28, 2022
                                                            File No. 001-33160

       Dear Mr. Suchinski:

              We have reviewed your July 28, 2022, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 15, 2022, letter.

       Response Dated July 28, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       38

   1. It appears that your response to prior comment three addresses the indirect consequences of climate-related
regulation or business trends in the context of aviation products. Please explain to us how you
considered providing disclosure regarding potential indirect risks from climate change
related to your business operations and manufacturing facilities, including those noted
in comment five from our June 9, 2022, letter. For example, tell us whether there have been
any indicators of changes in demand from your largest customers related to greenhouse
gas emissions from your operations and how you evaluated
                                                        reputational risks
resulting from operations that produce greenhouse gas emissions.
 Mark Suchinski
Spirit AeroSystems Holdings, Inc.
August 5, 2022
Page 2

       Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.



FirstName LastNameMark Suchinski                          Sincerely,
Comapany NameSpirit AeroSystems Holdings, Inc.
                                                          Division of
Corporation Finance
August 5, 2022 Page 2                                     Office of
Manufacturing
FirstName LastName